DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

May 27, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letters dated May 16 and 26, 2011
Form 8-K, filed May 16, 2011
Form 8-K/A, filed May 24, 2011
File No. 000-30563

Dear Sir/Madam:

We are submitting herein the responses of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letters dated May 16 and 26, 2011 on the Company’s Form 8-K dated May 16, 2011, and the Company’s 8-K/A, dated May 24, 2011, filed under the Securities Exchange Act of 1934, as amended.

In response to the comment set forth in the May 26, 2011 comment letter, the Company is herein providing its responses to the May 16, 2011 comment letter.

In the Form 8-K/A dated May 24, 2011, the Company provided the required disclosures concerning disagreements with the former accountant and as to reportable events, of which to the Company’s knowledge there were none of either.

As to the Exhibit 16 letter attached to the May 24, 2011 Form 8-K/A, the Company has filed on May 27, 2011 Amendments No. 2 and 3 to the Form 8-K dated May 16, 2011, to remove the Exhibit 16 form of requested letter from RBSM LLP, in that the Company is still not in receipt of that letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

DELTA MUTUAL, INC.

By:	/s/ Malcolm Sherman
Malcolm Sherman, Executive Vice President